L A M Y

201 Allen St.

Unit 10104

New York, NY 10002

657-315-8312

lamy@twoplus1.live

November 10, 2022

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance Office of Trade & Services

Re:	L A M Y Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-266341

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 4, 2022, relating to the Company's Registration Statement on Form S-1/A, filed with the Commission on September 26, 2022 (the “Registration Statement”). Herewith, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your updated disclosure in response to comment 2 and reissue in part. We note that the intended trading symbol on the cover page is "L A M Y," however, on page 20 you state that the intended trading symbol is "LAMY." Please reconcile this discrepancy.

In response to the Staff’s comment, the Company has revised the disclosure to state that the intended ticker is LAMY.

2.	We note your response and reissue comment 3, please revise the table of contents so that it accurately contains the headings of the registration statement. As one example only, the "Selected Historical Financial Data" section starting on page 4 does not appear in the table of contents. Refer to Item 502(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its table of contents so that it accurately contains the heading of the registration statement.

Risk Factors
Risk Related to the Issuers Products and Services
Currently, our company has no customers nor clients, page 8

3.	We note your response to comment 6 and reissue in part. We note your additional disclosure on not having or not being able to acquire employees or contractors with the necessary skills to develop your game plan. However, please ensure that the risk factor subcaption adequately describes the risk. The new disclosure is currently under a subcaption that refers to "customers" and "clients" rather than employees or contractors. Refer to Item 105(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure in this section to adequately address the Staff’s comment.

Dilution of the Price Investor Pays for Its Shares, page 13

4.	We note your response to comment 8. Please tell us how your net tangible book value after the offering per share is a negative number and provide us with your calculation.

In response to the Staff’s comment, we have recalculated the net tangible book value per share after the offering. We have amended the table accordingly

Management's Discussion and Analysis and Plan of Operations

Liquidity and Capital Resources, page 22

5.	We note your response to comment 10 and reissue in part. In your revised disclosure in this section you state that you will be able to conduct planned operations for an estimated 18 months using currently available resources. However, on page 2, you state that you need to raise approximately $30,000 in order to continue operations for the next 12 months. Please reconcile these two statements and revise as applicable.

In response to the Staff’s request, we have revised our disclosure to state that the minimum period of time that the Company will be able to conduct its planned operations using currently available resources is estimated to be 12 months.

Transactions with Related Persons, Promoters and Certain Control Persons, page 31

6.	We note your revised disclosure and exhibit in response to comment 14 and reissue in part. Exhibit 10.8 has been added to account for the $15,100 loan described in this section. However, this section discloses that the loan "is interest free" while Exhibit 10.8 states that there is an annual interest payment of 10%. Please reconcile the disclosure in the exhibit and this section of the registration statement as applicable.

In response to the Staff’s comment, we have reconciled the disclosure in the section of the registration statement to state the 10% interest.

Report of Independent Registered Public Accounting Firm, page F-2

7.	We note the changes you made in response to comments 15, 16, and 17. Please obtain and file an audit report that reflects these changes in the financial statements.

In response to the comment, the Company would like to inform the Staff that the auditor believes the only thing that changed is the noncash investing disclosure on cash flow and related party footnote. There are no number changes. As there are no number changes then no opinion change is required.

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Statements of Cash flows (Restated), page F-6

8.	We note the changes you made in response to comment 15. On page F-10, you state that these debts were incurred in exchange for assets and intangible property. Please clarify these disclosures to state whether any cash was received for these debts. If you did not receive any cash, tell us why you show cash-inflows for these debts on your statements of cash flows. Also, tell us why you revised the classification to present the amounts within cashflows from operating activities.

In response to the Staff’s comment, the Company has now provided disclosure with respect to non-cash investing and financing activities.

Notes to the Financial Statements (Restated)
Note 9 - Commitments & Contingencies, page F-11

9.	We note the disclosure you provided in response to comment 17. Please ensure that you include all payment obligations, including the $44,000 annual payment obligations under the Professional Engagement Agreement with True Penny Property Consultants Ltd. that is disclosed on page 25.

In response to the comment, the Company has revised Note 9 to financial statements accordingly.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact us at lamy@twoplus1.live.

Sincerely,

L A M Y

/s/ Dwight Witmer

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